EXHIBIT 11

BAIRNCO CORPORATION AND SUBSIDIARIES

CALCULATION OF BASIC AND DILUTED EARNINGS PER SHARE

FOR THE QUARTERS ENDED MARCH 30, 2002 AND MARCH 31, 2001

(Unaudited)

	2002	2001
BASIC EARNINGS PER COMMON SHARE:

Net income	$ 681,000	$ 1,017,000
Average common shares outstanding	7,329,000	7,311,000
Basic Earnings Per Common Share	$ 0.09	$ 0.14

DILUTED EARNINGS PER COMMON SHARE:

Net income	$ 681,000	$ 1,017,000
Average common shares outstanding	7,329,000	7,311,000
Common shares issuable in respect to options issued to employees with a dilutive effect	5,000	126,000
Total diluted common shares outstanding	7,334,000	7,437,000
Diluted Earnings Per Common Share	$ 0.09	$ 0.14